SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 8) *

Western Refining, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

959319 10 4
(CUSIP Number)

Paul L. Foster
123 W. Mills Avenue, Suite 200
El Paso, Texas 79901
(915) 534-1400
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319 10 4	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Paul L. Foster I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,603,928
	8	SHARED VOTING POWER
15,654,581
	9	SOLE DISPOSITIVE POWER
3,603,928
	10	SHARED DISPOSITIVE POWER
15,654,581
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,258,509 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1%
14	TYPE OF REPORTING PERSON (see instructions)
IN

(1)
Of the shares indicated as beneficially owned by Mr. Foster, 15,654,581 are beneficially owned by Franklin Mountain Investments Limited Partnership (“FMILP”) in which Mr. Foster holds a 100% interest. Mr. Foster is the sole stockholder and President of Franklin Mountain G.P., LLC, the General Partner of FMILP, and as such, may be deemed to have voting and dispositive power over the shares owned by FMILP.

This Amendment No. 8 (the “Amendment”) constitutes the eighth amendment to the Schedule 13D originally filed by Paul L. Foster (the “Reporting Person”), with the Securities and Exchange Commission on January 31, 2006, as amended by Amendment No. 1 to such Schedule 13D filed on August 3, 2007, Amendment No. 2 to such Schedule 13D filed on August 27, 2007, Amendment No. 3 to such Schedule 13D filed on March 23, 2009, Amendment No. 4 to such Schedule 13D filed on December 10, 2010, Amendment 5 to such Schedule 13D filed on January 13, 2012, Amendment No. 6 to such Schedule 13D filed on July 23, 2012 and Amendment No. 7 to such Schedule 13D filed on June 21, 2013 (as so amended, the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“See Item 3 above.

On July 26, 2007, the general and limited partners of RHC Holdings, L.P., namely: (i) WRCRC, as general partner and (ii) Jeff A. Stevens, FMILP, the Reporting Person, Ralph A. Schmidt and Scott D. Weaver as limited partners (collectively with WRCRC, the “Partners”) approved a pro rata distribution in kind to the Partners of all of the shares of Common Stock held by RHC Holdings, L.P. on August 2, 2007 (the “Distribution”). As a result of the Distribution, the Partners directly held the shares of Common Stock that they previously held indirectly through their respective ownership interests in RHC.

On August 2, 2007, the Partners entered into a Voting Agreement which provided for the voting of certain of their shares of Common Stock and granted an irrevocable proxy to vote such shares to the Reporting Person. On March 20, 2009, the Partners entered into an Amended and Restated Voting Agreement (the Voting Agreement, as so amended and restated, the “Voting Agreement”). On December 10, 2010, the Voting Agreement was terminated by the parties thereto.

On August 22, 2007, the Reporting Person donated 1,000,000 shares of Common Stock beneficially owned by the Reporting Person to a non-profit institution.

On March 26, 2008 and 2009, respectively, the Issuer granted 58,240 and 18,721 restricted shares of Common Stock to the Reporting Person as a form of long-term, equity-based compensation. These restricted shares vested over three years from the date of grant.

On June 10, 2009, the Issuer publicly offered shares of its Common Stock and 5.75% Convertible Senior Notes Due 2014 (the “Notes”). Each $1,000 principal amount of the Notes was initially convertible into 92.5926 shares of Common Stock upon the occurrence of certain events, as described in the Issuer’s prospectus supplement relating to the Notes dated June 4, 2009. As part of the public offering, FMILP purchased 166,667 shares of Common Stock and $1,500,000 principal amount of the Notes. On August 15, 2012, FMILP sold all of its Notes.  On June 16, 2014, the Issuer settled the then aggregate principal amount of Notes outstanding by issuing approximately 22.76 million shares of Common Stock.

On several occasions in 2011, through unsolicited broker transactions, the Reporting Person and FMILP sold an aggregate of 1,020,000 and 2,040,000 shares of Common Stock, respectively, pursuant to the 2010 Sales Plan (as defined below).

On several occasions in 2012, through unsolicited broker transactions, the Reporting Person and FMILP sold an aggregate of 2,000,000 and 1,000,000 shares of Common Stock, respectively, pursuant to the 2011 Sales Plan (as defined below).

From August 22 to August 24, 2012, WRC Refining Company (“WRCRC”), sold all of its 807,302 shares of Common Stock through unsolicited broker transactions.  The Reporting Person is the controlling stockholder and Chief Executive Officer of WRCRC.

On May 20, 2013, the Reporting Person transferred 300,000 shares of Common Stock beneficially owned by the Reporting Person to a non-profit institution.

From May 20 to May 21, 2013, through unsolicited broker transactions, the Reporting Person sold an aggregate of 500,000 shares of Common Stock.

On several occasions from June 21, 2013 through March 3, 2014, through unsolicited broker transactions, the Reporting Person and FMILP sold an aggregate of 400,000 shares and 400,000 shares, of Common Stock, respectively.

From April 1, 2014 through August 29, 2014, the Reporting Person and FMILP sold an aggregate of 350,000 shares and 350,000 shares, of Common Stock, respectively, through unsolicited broker transactions, and on May 13, 2014, the Reporting Person donated 150,000 shares of Common Stock to a non-profit institution.

Except as disclosed herein, as has been and as may be disclosed by the Issuer from time to time, and except that the Reporting Person may, from time to time or at any time, subject to market and general economic conditions, the requirements of federal or state securities laws and other factors,  be granted rights to or receive shares of, Common Stock as equity-based compensation, purchase additional shares of Common Stock in the open market purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by the Reporting Person to one or more purchasers, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors which may arise in the future, the Reporting Person may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Person may entertain discussions with, or make proposals to, the Issuer, to other stockholders of the Issuer or to third parties.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“(a)(i) The Reporting Person is currently the beneficial owner of 19,258,509 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 101,087,370 shares of Common Stock issued (excluding treasury shares) as of August 1, 2014, constitutes 19.1% of the outstanding shares of Common Stock. Of the shares indicated as beneficially owned by the Reporting Person, 15,654,581 are beneficially owned by FMILP.

As of June 16, 2014, the Reporting Person was the beneficial owner of 19,756,818 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 102,588,570 shares of Common Stock issued (excluding treasury shares) as of June 16, 2014, constituted 19.3% of the outstanding shares of Common Stock as of that date. Of the shares indicated as beneficially owned by the Reporting Person as of June 16, 2014, 15,904,581 were beneficially owned by FMILP.

As of March 3, 2014, the Reporting Person was the beneficial owner of 20,106,818 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 79,729,404 shares of Common Stock issued (excluding treasury shares) as of February 21, 2014, constituted 25.2% of the outstanding shares of Common Stock as of that date. Of the shares indicated as beneficially owned by the Reporting Person as of March 3, 2014, 16,004,581 were beneficially owned by FMILP.

The Reporting Person currently holds, and held as of June 16, 2014 and March 3, 2014, a 100% interest in FMILP. The Reporting Person currently is, and as of June 16, 2014 and March 3, 2014 was, the sole stockholder and President of Franklin Mountain G.P., LLC, the General Partner of FMILP, and as such, may be deemed to have voting and dispositive power over the shares owned by FMILP.

Of the shares indicated as currently beneficially owned and beneficially owned as of June 16, 2014 and March 3, 2014, by the Reporting Person, 3.35 million shares of Common Stock, 3.35 million shares of Common Stock, and 4.0 million shares of Common Stock, respectively, are and were as of such dates, pledged as collateral on lines of credit.

(ii) FMILP is currently the beneficial owner of 15,654,581 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 15.5% of the outstanding shares of Common Stock.

As of June 16, 2014, FMILP was the beneficial owner of 15,904,581 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constituted 15.5 % of the outstanding shares of Common Stock as of such date.

As of March 3, 2014, FMILP was the beneficial owner of 16,004,581 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constituted 20.1% of the outstanding shares of Common Stock as of such date.

(b)(i) Of the shares indicated as beneficially owned by the Reporting Person in Item 5(a)(i) above, the Reporting Person currently has, and had as of June 16, 2014 and March 3, 2014, shared voting and shared dispositive power over 15,654,581 shares, 15,904,581 shares as of June 16, 2014, and 16,004,581 shares as of March 3, 2014, that are beneficially owned by FMILP, in which the Reporting Person currently holds, and held as of June 16, 2014, and March 3, 2014, a 100% interest. The Reporting Person currently is, and was as of June 16, 2014 and March 3, 2014, the sole stockholder and President of Franklin Mountain G.P., LLC, the General Partner of FMILP, as such, may currently be, and may have been as of June 16, 2014 and March 3, 2014, deemed to have voting and dispositive power over the shares owned by FMILP. FMILP is a Texas limited partnership and the business address of FMILP is 123 W. Mills Avenue, Suite 600, El Paso, Texas 79901. Since May 14, 2009, FMILP has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person currently has, and had as of June 16, 2014 and March 3, 2014, sole voting and sole dispositive power over the remaining 3,603,928 shares currently held, 3,852,237 shares held as of June 16, 2014, and 4,102,237 shares held as of March 3, 2014.

(ii) Of the shares indicated as beneficially owned by FMILP in Item 5(a)(ii) above, FMILP has, and had as of March 3, 2014 and June 16, 2014, shared voting and shared dispositive power over all of the shares currently held, and held as of March 3, 2014 and June 16, 2014, respectively. The Reporting Person currently holds, and held as of March 3, 2014 and June 16, 2014, a 100% interest in FMILP and is, and was as of March 3, 2014 and June 16, 2014, the sole stockholder and President of Franklin Mountain, G.P., LLC, the General Partner of FMILP and as such, may be deemed to currently have, and to have had as of March 3, 2014 and June 16, 2014, voting and dispositive power over all of its shares currently held, and held as of March 3, 2014 and June 16, 2014, respectively.

(c) As part of the transactions described in Item 4 of this Schedule 13D, the Reporting Person and FMILP have effected the transactions described below through unsolicited broker transactions in the Common Stock during the 60 days prior to and including March 3, 2014 through the date hereof.

60 days prior to and including March 3, 2014 through the date hereof - Reporting Person and FMILP

Transaction Date	Effected by	Transaction Type	Amount of Shares	Average Price per Share
December 2, 2013	Reporting Person	Sale	15,951	$39.3194
December 2, 2013	Reporting Person	Sale	34,049	$40.2926
December 2, 2013	FMILP	Sale	15,949	$39.3194
December 2, 2013	FMILP	Sale	34,051	$40.2926
January 2, 2014	Reporting Person	Sale	34,300	$42.2659
January 2, 2014	Reporting Person	Sale	15,700	$42.8029
January 2, 2014	FMILP	Sale	34,300	$42.2659
January 2, 2014	FMILP	Sale	15,700	$42.8029
February 10, 2014	Reporting Person	Sale	48,400	$36.3338
February 10, 2014	Reporting Person	Sale	1,600	$37.1214
February 10, 2014	FMILP	Sale	48,400	$36.3338
February 10, 2014	FMILP	Sale	1,600	$37.1214
March 3, 2014	Reporting Person	Sale	47,178	$35.9521
March 3, 2014	Reporting Person	Sale	2,822	$36.6723
March 3, 2014	FMILP	Sale	47,102	$35.951
March 3, 2014	FMILP	Sale	2,898	$36.6698
April 1, 2014	Reporting Person	Sale	32,851	$39.129
April 1, 2014	Reporting Person	Sale	17,149	$39.9305
April 1, 2014	FMILP	Sale	32,849	$39.129
April 1, 2014	FMILP	Sale	17,151	$39.9305
May 12, 2014	Reporting Person	Sale	48,750	$40.8108
May 12, 2014	Reporting Person	Sale	1,250	$41.1785
May 12, 2014	FMILP	Sale	48,749	$40.8109
May 12, 2014	FMILP	Sale	1,251	$41.1785
August 27, 2014	Reporting Person	Sale	69,037	$46.2136
August 27, 2014	FMILP	Sale	69,036	$46.2135
August 28, 2014	Reporting Person	Sale	164,328	$46.0426
August 28, 2014	FMILP	Sale	164,328	$46.0426
August 29, 2014	Reporting Person	Sale	16,635	$46.5487
August 29, 2014	FMILP	Sale	16,636	$46.5487

In addition to the table above, on May 13, 2014, the Reporting Person donated 150,000 shares of Common Stock to a non-profit institution.

 (d) No other person is currently known, or was known as of March 3, 2014, by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.”

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	September 24, 2014	/s/ Paul L. Foster
Paul L. Foster